UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2008 and 2007	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2008	17
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008	19
Signature	20

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 25, 2009

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2008	2007

Assets:

Investments, at fair value:
Pfizer Inc. common stock	$1,177,948	$1,320,520
Pfizer Inc. preferred stock	78,028	--
Mutual funds	1,008,123	1,366,805
Common/collective trust funds	1,847,606	1,404,129
Fixed income funds	940,103	348,190
Total investments, at fair value	5,051,808	4,439,644

Loans to participants	74,492	56,958

Receivables:
Participant contributions	--	7,005
Company contributions	--	2,894
Receivable for securities sold	927	--
Interest	46	170
Other	40	--
Total receivables	1,013	10,069
Total assets	5,127,313	4,506,671

Liabilities:
Investment management fees payable	(490)	(334)
Total liabilities	(490)	(334)

Net assets available for plan benefits, at fair value	5,126,823	4,506,337

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,984	(2,238)
Net assets available for plan benefits	$5,133,807	$4,504,099

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2008	2007

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in investments	$(1,853,750)	$(6,915)
Pfizer Inc. common stock dividends	84,632	77,043
Pfizer Inc. preferred stock dividends	3,557	--
Interest income	45,939	17,756
Dividend income from other investments	10,733	8,222
Total investment income/(loss)	(1,708,889)	96,106
Interest income from loans to participants	5,798	4,634
Less: Investment management fees	(3,767)	(1,219)
	(1,706,858)	99,521

Transfers into Plan	2,607,574	3,702

Contributions:
Participant	327,268	271,599
Company	152,606	111,638
	479,874	383,237
Total additions, net	1,380,590	486,460

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(750,882)	(936,578)

Net increase/(decrease)	629,708	(450,118)
Net assets available for plan benefits:
Beginning of year	4,504,099	4,954,217
End of year	$5,133,807	$4,504,099

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan (the Plan) is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participants are immediately 100% vested in the Company matching contributions.  Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Effective January 1, 2008, a Roth 401(k) contribution option was added to the Plan which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan, and allows for tax-free earnings on those contributions if subsequent distributions are qualified under the Code.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant-Directed Funds --

Pfizer Match Fund	--
This fund invests Company matching contributions in the common stock of Pfizer Inc.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Pfizer Preferred Stock Fund	--
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Pfizer Savings Plan (see Note 3).  Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation in Pfizer Inc. common stock.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Barclays Global Investors US Debt Index Fund
(b)	Northern Trust Russell 2000 Small Cap Index Fund*
(c)	Northern Trust S&P 500 Equity Index Fund*
(d)	Pfizer Inc. Company Stock Fund
(e)	T. Rowe Price Stable Value Fund
(f)	T. Rowe Price Value Fund(1)
(g)	Fidelity Low Price Stock Fund (2)
(h)	Fidelity Large Cap Growth Fund
(i)	Fidelity Mid Cap Stock Fund
(j)	T. Rowe Price Small Cap Stock Fund
(k)	Capital Guardian International Fund
(l)	T. Rowe Price Health Science Fund (3)
(m)	Fidelity Specialty Technology Fund (3)
(n)	Barclays Global Investors Lifepath Retirement Fund
(o)	Barclays Global Investors Lifepath 2010 Fund
(p)	Barclays Global Investors Lifepath 2020 Fund
(q)	Barclays Global Investors Lifepath 2030 Fund
(r)	Barclays Global Investors Lifepath 2040 Fund
(s)	Barclays Global Investors TIPS Index Fund(4)
(t)	Dodge & Cox International Fund(4)
(u)	Self-directed brokerage account(4)
(v)	Dodge & Cox Stock Fund(1)

*	Northern Trust sponsored fund.
(1)	The T. Rowe Price Value Fund was closed to new investments as of January 1, 2008. On January 2, 2008, participant balances in the fund were transferred to the Dodge & Cox Stock Fund.

(2)	Reopened to new investors as of July 15, 2008.
(3)
The Fidelity Specialty Technology Fund and T. Rowe Price Health Science Fund were closed to new investments as of January 1, 2008.  On April 30, 2008, participant balances in these funds were transferred to an appropriate Barclays Global Investors Lifepath Fund based on the year of the individual participant’s birth.

(4)	Effective January 1, 2008, Barclays Global Investors TIPS Index Fund, Dodge & Cox International Fund, and a self-directed brokerage account were added as investment options in the Plan.

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, are employed by a unit not designated for participation in the Plan, or are otherwise eligible for another Company sponsored savings plan, are eligible to enroll in the Plan on their date of hire.

Effective January 1, 2008, newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate.  Contributions are invested in the Plan’s default investment fund option.

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan.  Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan.  Participant balances of the Pharmacia Savings Plan were transferred into investment options offered by the Pfizer Savings Plan as of that date.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate, as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.  Interest rates on outstanding loans ranged from 4.75% to 10.5% at December 31, 2008 and 2007.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.  An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of the account balance or defer payment to a later date though subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½.  A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  Fixed income funds represent investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). These GICs and SICs are reported at fair value by the insurance companies and underlying banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive (see Note 6).

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock.  It may also be redeemed by Pfizer Inc. at a per share equivalent stated value of $40.30.  Pfizer Inc. preferred stock is valued using the higher of the per share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57486 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value).  Pfizer Inc. preferred stock was valued at $45.60 at December 31, 2008 based on the closing Pfizer Inc. common stock price of $17.71 on December 31, 2008.

See Note 8 for additional information regarding the fair value of the Plan’s investments.

Loans to Participants

Loans to participants, which are subject to various interest rates, are recorded at amortized cost which approximates fair value.

Risk and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Investments

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the fund holding investments in GICs and SICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Adoption of New Accounting Standards

As of January 1, 2008, the Plan adopted on a prospective basis certain required provisions of FASB Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), as amended. Those provisions relate to financial assets and liabilities carried at fair value and fair value disclosures related to financial assets and liabilities.  SFAS 157, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The adoption of SFAS 157 did not have a material impact on the Plan’s net assets available for plan benefits. (See Note 8: Fair Value Measurements).

3.     Transfers Into and Out Of the Plan

In January 2007, the Plan Sponsor completed its acquisition of Embrex, Inc.  In October 2008, net assets of the Embrex, Inc. 401(k) Retirement Savings Plan in the amount of $7,760 were transferred into the Plan.

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan resulting in a transfer of net assets in the amount of $2,599,814 into the Plan.  Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan.  Participant balances were transferred into investment options offered by the Pfizer Savings Plan as of that date.  The Company matching contribution formula elected by participants under the Pharmacia Retirement Choice Program as of December 31, 2007, remains in effect under the Pfizer Savings Plan.

In September 2005, the Plan Sponsor completed the acquisition of Vicuron Pharmaceuticals, Inc.  In May 2006 the Plan Sponsor completed the acquisition of Rinat Neuroscience Corp.  In April 2007, net assets of the Rinat Neuroscience Corp. 401(k) Savings Plan and the Vicuron Pharmaceuticals, Inc. 401(k) Plan in the amounts of $2,129 and $1,481, respectively, were transferred into the Plan.

4.     Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2008	2007

Pfizer Inc. common stock*	$1,177,948	$1,320,520
Northern Trust S&P 500 Equity Index Fund	442,764	430,811
Fidelity Large Cap Growth Fund	296,027	250,789
Capital Guardian International Fund	281,145	374,403
Fidelity Mid Cap Stock Fund	184,683	245,282
T. Rowe Price Value Fund	--	241,039

*
Includes 38,794,321 non-participant directed shares and 27,718,869 participant directed shares at December 31, 2008 and 32,840,908 non-participant directed shares and 25,255,012 participant directed shares at December 31, 2007.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2008	2007

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$(334,076)	$(189,424)
Pfizer Inc. preferred stock	(25,281)	--
Common stock	67	--
Mutual funds	(732,943)	81,273
Common/collective trust funds	(761,517)	101,236
	$(1,853,750)	$(6,915)

6.     Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs and SICs. The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals. At December 31, 2008 and 2007, the Plan held GICs with a contract value of $67,072 and $73,428, respectively, and SICs with a contract value of $880,015 and $272,524, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time.  The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution.  The issuer accepts a deposit from the plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from the plan's stable value fund. "Permitted participant-initiated withdrawals" mean withdrawals from the plan's stable value fund which directly result from participant transactions which are allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the plan.  SICs consist of a portfolio of underlying assets owned by the plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the plan's stable value fund.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the plan's stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 4% for both 2008 and 2007. The crediting interest rates were approximately 4.2% for 2008 and 5.0% for 2007.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
(thousands of dollars)	2008	2007

Net Assets:
Investments, at fair value:
Pfizer Inc. common stock	$687,047	$746,474
Pfizer Inc. preferred stock	78,028	--
Common/collective trust funds	10,739	1,351
Total investments	775,814	747,825
Receivables:
Company contributions	--	2,894
Participant contributions for loan repayments	--	13
Receivable for securities sold	927	--
Total receivables	927	2,907
Net assets available for plan benefits	$776,741	$750,732

	Year-ended December 31,
(thousands of dollars)	2008	2007

Changes in Net Assets:
Investment income/(loss):
Net depreciation in investments	$(217,933)	$(106,815)
Pfizer Inc. common stock dividends	48,678	43,699
Pfizer Inc. preferred stock dividends	3,557	--
Interest and dividend income from other investments	178	144
	(165,520)	(62,972)
Less: Investment management fees	(13)	--
	(165,533)	(62,972)
Contributions and other:
Company contributions	133,394	111,626
Benefits paid to participants	(106,196)	(201,809)
Transfer into Plan	276,490	--
Transfers to participant-directed investments	(111,407)	(308,217)
Loan transaction transfers, net	(739)	498
	191,542	(397,902)

Net increase (decrease)	26,009	(460,874)

Net assets available for plan benefits:
Beginning of year	750,732	1,211,606
End of year	$776,741	$750,732

8.     Fair Value Measurements

The following table sets forth by level, within the SFAS 157 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

(in thousands)	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,008,123	$--	$--	$1,008,123
Pfizer Inc. common stock	1,177,948	--	--	1,177,948
Pfizer Inc. preferred stock	--	78,028	--	78,028
Common/collective trust funds	--	1,847,606	--	1,847,606
Guaranteed investment contracts	--	68,862	--	68,862
Synthetic investment contracts	--	871,241	--	871,241

Total investments at fair value	$2,186,071	$2,865,737	$--	$5,051,808

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 meaning the use of unobservable inputs.

See Note 2: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.  Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2007 and expected to be filed for 2008.

	December 31,
(thousands of dollars)	2008	2007

Net assets available for plan benefits per the financial statements	$5,133,807	$4,504,099
Adjustment of fixed income fund investments from contract value to fair value	(6,984)	2,238
Amounts allocated to withdrawing participants	(774)	(966)
Deemed distributions	(2,483)	(2,283)
Net assets available for plan benefits per Form 5500	$5,123,566	$4,503,088

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2008	2007

Benefits paid to participants per the financial statements	$750,882	$936,578
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,257	3,249
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(3,249)	(4,109)
Benefits paid to participants per the Form 5500	$750,890	$935,718

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2008	2007

Net depreciation in investments per the financial statements	$(1,853,750)	$(6,915)
Adjustment of fixed income fund investments from contract value to fair value at end of year	(6,984)	2,238
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	(2,238)	4,419
Net depreciation in investments per the Form 5500	$(1,862,972)	$(258)

SCHEDULE I

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Common
*Pfizer Inc. Common Stock			66,513,190	$1,037,234	$1,177,948

Corporate Stock - Preferred
*Pfizer Inc. Preferred Stock			1,711,108	68,975	78,028

Common/Collective Trust Funds
*NTGI – QM Collective Daily S&P 500 Equity Index Fund - Lending			175,150	580,598	442,764
*NTGI – QM Collective Daily Russell 2000 Equity Index Fund - Lending			53,353	44,722	32,126
*NTGI Collective Short-Term Investment Fund			78,136,093	78,136	78,136
Collective Short-Term Investment Fund			2,479,350	2,479	2,479
Barclays Global Investors Lifepath Retirement Fund N			3,395,751	67,614	59,222
Barclays Global Investors Lifepath 2010 Fund N			12,542,456	274,282	231,659
Barclays Global Investors Lifepath 2020 Fund N			12,290,090	278,515	214,954
Barclays Global Investors Lifepath 2030 Fund N			8,393,653	194,648	140,845
Barclays Global Investors Lifepath 2040 Fund N			2,964,017	65,453	47,869
BGI US Debt Index Fund K			9,832,409	218,610	239,026
BGI US TIPS Fund K			8,002,211	81,769	77,381
Capital Guardian All Country World (ex-U.S.) Equity Fund Unit Class I			30,559,206	415,003	281,145
				2,301,829	1,847,606
Mutual Funds
Fidelity Mid Cap Stock Fund			11,831,045	312,232	184,683
Fidelity Large Cap Growth Fund			6,046,299	421,532	296,027
Fidelity Low Price Stock Fund			4,883,707	169,334	112,911
T.Rowe Price Small Cap Stock Fund			5,764,054	165,515	112,514
Dodge & Cox Stock Fund			3,004,396	403,745	223,437
Dodge & Cox International Stock Fund			1,589,264	59,552	34,805
				1,531,910	964,377
Self-Directed Brokerage Account					43,746

Fixed Income Funds
T.Rowe Price Stable Value Fund--Synthetic Guaranteed Investment Contracts:
Bank of America Contract #03-099	4.747%	**	220,275,484	220,275	217,999
Natixis Financial Products Contract #WR-1828-01	4.747%	**	220,246,836	220,247	217,970
Rabobank Contract #WLC-100301	3.48%	**	219,215,743	219,216	217,272
State Street Contract #96028	4.747%	**	220,276,406	220,277	218,000

T.Rowe Price Stable Value Fund--Guaranteed Investment Contracts:
ING USA Annuity, Contract #IUS0248	5.60%	5/16/2011	3,475,128	3,475	3,631
ING USA Annuity, Contract #IUS0284	5.30%	8/15/2012	4,295,428	4,295	4,475
MetLife Ins. Co. of CT, Contract #29699	5.10%	2/15/2012	4,178,297	4,178	4,336
Metropolitan Life Ins., Contract #29611	5.32%	8/15/2011	3,059,806	3,060	3,168
Metropolitan Life Ins., Contract #29676	5.37%	11/15/2011	2,517,256	2,517	2,617
Metropolitan Life Ins., Contract #GAC29114	3.90%	5/15/2009	4,610,289	4,610	4,619
Metropolitan Life Ins., Contract #GC29272	4.77%	2/10/2010	2,981,620	2,982	3,036
Monumental Life, Contract #SV04488Q	4.50%	11/15/2009	4,141,226	4,141	4,194
Monumental Life, Contract #SV04566Q	4.49%	8/16/2010	5,084,102	5,084	5,180
Monumental Life, Contract #SV04669Q	5.23%	8/15/2011	2,039,098	2,039	2,108
Monumental Life, Contract #SV04712Q	5.03%	11/15/2011	3,772,696	3,773	3,907
Principal Life Insurance, Contract #7-05924-4	5.18%	5/15/2012	4,129,914	4,130	4,299
Principal Life Insurance, Contract #7-05924-2	4.42%	5/14/2010	4,077,583	4,078	4,143
Principal Life Insurance, Contract #7-05924-3	5.25%	2/15/2011	5,230,071	5,230	5,407
New York Life, Contract #GA-34202	4.65%	3/14/2013	8,298,657	8,299	8,482
Security Life of Denver, Contract #IUS0178	4.46%	3/10/2010	5,180,959	5,181	5,260
				947,087	940,103

Loans to Participants (8,890 loans)	4.75% to 10.5%	Jan. 2009 to Jan. 2024			74,492

Total					$5,126,300

*      Party-in-interest as defined by ERISA
**    Open-ended maturity

See accompanying report of independent registered public accounting firm.

SCHEDULE II

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2008
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc.*	Common stock – 73 purchases	$217,365	$--	$217,365	$217,365	$--
Pfizer Inc.*	Common stock – 478 sales	$--	$227,465	$180,202	$227,465	$47,263
Short Term Investment Fund	CCT shares – 304 purchases	$259,880	$--	$259,880	$259,880	$--
Short Term Investment Fund	CCT shares – 199 sales	$--	$248,816	$248,816	$248,816	$--
Short Term Investment Fund	CCT shares – 386 purchases	$258,395	$--	$258,395	$258,395	$--
Short Term Investment Fund	CCT shares – 616 sales	$--	$219,272	$219,272	$219,272	$--
NT Daily S&P 500 Equity Index	CCT shares – 477 purchases	$725,399	$--	$725,399	$725,399	$--
NT Daily S&P 500 Equity Index	CCT shares – 1,029 sales	$--	$444,241	$442,662	$444,241	$1,579
BGI Lifepath 2020	CCT shares – 76 purchases	$236,860	$--	$236,860	$236,860	$--
BGI Lifepath 2020	CCT shares – 179 sales	$--	$45,697	$48,925	$45,697	$(3,228)
BGI Lifepath 2010	CCT shares – 80 purchases	$262,542	$--	$262,542	$262,542	$--
BGI Lifepath 2010	CCT shares – 175 sales	$--	$53,024	$56,355	$53,024	$(3,331)
Capital Guardian All Country	CCT shares – 73 purchases	$249,981	$--	$249,981	$249,981	$--
Capital Guardian All Country	CCT shares – 186 sales	$--	$105,391	$114,109	$105,391	$(8,718)
Dodge & Cox Stock Fund	Mutual Fund shares – 72 purchases	$479,933	$--	$479,933	$479,933	$--
Dodge & Cox Stock Fund	Mutual Fund shares –195 sales	$--	$74,065	$76,762	$74,065	$(2,697)
Fidelity Growth Company Fund	Mutual Fund shares – 137 purchases	$284,789	$--	$284,789	$284,789	$--
Fidelity Growth Company Fund	Mutual Fund shares – 127 sales	$--	$33,837	$37,642	$33,837	$(3,805)

*	Party-in-interest as defined by ERISA

 See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 25, 2009